UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                                  Commission File Number: 1-4473


                         ARIZONA PUBLIC SERVICE COMPANY
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)


                             400 North Fifth Street
                                 P.O. Box 53999
                             Phoenix, Arizona 85004
                                 (602) 250-1000
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   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


  All outstanding Preferred Stock and Serial Preferred Stock listed as follows:

                  $1.10  Cumulative Preferred Stock
                  $2.50  Cumulative Preferred Stock
                  $2.36  Cumulative Preferred Stock
                  $4.35  Cumulative Preferred Stock
                  $2.40  Cumulative Preferred Stock, Series A
                  $2.625 Cumulative Preferred Stock, Series C
                  $2.275 Cumulative Preferred Stock, Series D
                  $3.25  Cumulative Preferred Stock, Series E
                  $10.00 Cumulative Preferred Stock, Series U
            --------------------------------------------------------
            (Title of each class of securities covered by this Form)


  10% Junior Subordinated Deferrable Interest Debentures, Series A, Due 2025(1)
  -----------------------------------------------------------------------------
         (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)


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(1)  Arizona Public Service Company also has a Registration  Statement (File No.
     333-58445) that was declared effective by the SEC on July 20, 1998.

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)     [X]        Rule 12h-3(b)(1)(i)       [ ]
         Rule 12g-4(a)(1)(ii)    [ ]        Rule 12h-3(b)(1)(ii)      [ ]
         Rule 12g-4(a)(2)(i)     [ ]        Rule 12h-3(b)(2)(i)       [ ]
         Rule 12g-4(a)(2)(ii)    [ ]        Rule 12h-3(b)(2)(ii)      [ ]
                                            Rule 15d-6                [ ]

         Approximate number of holders of record as of the certification or notice date:

         As of March 2, 1999, there are no holders of record of Arizona Public Service Company Preferred Stock. Pinnacle West Capital Corporation is the sole shareholder of all outstanding Arizona Public Service Company Common Stock.

         Pursuant to the requirements of the Securities Exchange Act of 1934, Arizona Public Service Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.



Date: March 9, 1999                 By: Michael V. Palmeri
      ----------------------            --------------------------
                                        Michael V. Palmeri
                                        Treasurer